                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (Amendment No. 1)*


                           NETWORKS ELECTRONIC CORP.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $0.25 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  641219100
        _______________________________________________________________
                                (CUSIP Number)

Derick Marsh, c/o GWB (USA), Inc., Five Concourse Parkway, Suite 810, Atlanta,
                          GA 30328-6111 (770)395-2941
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   10/15/99
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              (Page 1 of 5 Pages)
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  CUSIP NO. 641219100                                      PAGE 2 OF 5 PAGES
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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                NE Holdco Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                   Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                              1,681,133

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                               1,681,133

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,681,133

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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  CUSIP NO. 641219100                                        PAGE 3 OF 5 PAGES
-----------------------                                    ---------------------


Item 1.   Security and Issuer

          Security: Common Stock, par value $0.25 per share
          Issuer: Networks Electronic Corp., 9750 De Soto Avenue, Chatsworth, CA 91311

Item 2.   Identity and Background

(1)  a)   NE Holdco Corp. ("NEHC")
     b)   Five Concourse Parkway, Suite 810, Atlanta, GA  30328-6111
     c)   NEHC's principal business is to act as a special purpose holding company.
     d)   NEHC has not been convicted in a criminal proceeding in the past five years.
     e)   NEHC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the past five years.
     f)   State of Incorporation:  Delaware

(2)  a)   Bryan Clarke
     b)   Five Concourse Parkway, Suite 810, Atlanta, GA  30328-6111
     c)   President and Chief Executive Officer, GWB (USA), Inc. ("GWB"), Five Concourse
          Parkway, Suite 810, Atlanta, GA  30328-6111.  GWB is an investment firm specializing in leveraged buyouts.
     d)   Mr. Clarke has not been convicted in a criminal proceeding in the past five years.
     e)   Mr. Clarke has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the past five years.
     f)   Citizenship:  U.K.

(3)  a)   Derick Marsh
     b)   Five Concourse Parkway, Suite 810, Atlanta, GA  30328-6111
     c)   Executive Vice President, GWB (USA), Inc. ("GWB"), Five Concourse Parkway,
          Suite 810, Atlanta, GA 30328-6111.  GWB is an investment firm specializing in leveraged buyouts.
     d)   Mr. Marsh has not been convicted in a criminal proceeding in the past five years.
     e)   Mr. Marsh has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the past five years.
     f)   Citizenship:  U.S.A.

(4)  a)   Bradley Morgan
     b)   Five Concourse Parkway, Suite 810, Atlanta, GA  30328-6111
     c)   Executive Vice President, GWB (USA), Inc. ("GWB"), Five Concourse Parkway,
          Suite 810, Atlanta, GA 30328-6111.  GWB is an investment firm specializing in leveraged buyouts.
     d)   Mr. Morgan has not been convicted in a criminal proceeding in the past five years.
     e)   Mr. Morgan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the past five years.
     f)   Citizenship:  U.S.A.

Item 3.   Source and Amount of Funds
          Source: Affiliate of reporting person
          Amount: $5,898,667.50


Item 4.   Purpose of the Transaction

          Purpose: NE Merger Corp., a direct wholly owned subsidiary of NEHC, was merged with and into Networks Electronic Corp. ("NEC") on October 15, 1999. Pursuant to the Stock Purchase Agreement dated July 16, 1999, NEHC purchased 894,644 shares of Common Stock

-----------------------                                    ---------------------
  CUSIP NO. 641219100                                        PAGE 4 OF 5 PAGES
-----------------------                                    ---------------------

          of NEC on September 9, 1999 as the first step in a two-step transaction. In the second step, pursuant to the Agreement and Plan of Merger by and among NE Holdco Corp., NE Merger Corp. and Networks Electronic Corp., dated as of July 16, 1999 (the "Merger Agreement"), NEHC purchased 786,489 shares of Common Stock of NEC on October 15, 1999, such shares being the balance of outstanding stock of NEC.


Item 5.   Interest in Securities of the Issuer

1)        NEHC
          a)  Amount of Securities: 1,681,133
              Percent: 100%
          b) NEHC has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the 1,681,133 shares.
          c) NEHC purchased 894,644 shares of Common Stock of NEC from Ileana Wachtel and Rodica Patrichi as trustees of the Mihai D. Patrichi Trust, David Wachtel, Ileana Wachtel, Radu Patrichi and Rodica Patrichi, in a private sale at a purchase price of $7.50 per share on September 9, 1999. On October 15, 1999, pursuant to the Merger Agreement, NEHC purchased 786,489 shares of Common Stock, such amount being the outstanding balance of Common Stock of NEC, in a private sale at a purchase price of $7.50 per share.
          d)  Not applicable.
          e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          See Item 4.

Item 7.   Material to be Filed as Exhibits

          Exhibit
          Number               Description
          ------               -----------
          1.      Agreement and Plan of Merger by and among NE Holdco Corp., NE
                  Merger Corp. and Networks Electronic Corp., dated as of July
                  16, 1999, incorporated by reference to Exhibit 1 to Schedule
                  13D filed with the Securities and Exchange Commission via
                  EDGAR on September 20, 1999.

          2. Stock Purchase Agreement, dated as of July 16, 1999 incorporated by reference to Exhibit 2 to Schedule 13D filed with the Securities and Exchange Commission via EDGAR on September 20, 1999.

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  CUSIP NO. 641219100                                        PAGE 5 OF 5 PAGES
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                                   SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     11/3/99
                                               --------------------
                                                       Date



                                 NE HOLDCO CORP.



                                 By:        /s/ Derick C. Marsh
                                       ----------------------------------
                                 Its:     Vice President and Secretary
                                       ----------------------------------